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CONTACT:  Michael P. Hawks                                     (NYSE -- BMC)
          (612) 851-6030                                  FOR IMMEDIATE RELEASE




                                 BMC INDUSTRIES, INC.
                             ANNOUNCES THE ACQUISITION OF
                  OPTICAL MANUFACTURING SUPPLIES LIMITED OF THE U.K.


January 25, 1996 -- Minneapolis, MN -- BMC Industries, Inc. announced the acquisition of Optical Manufacturing Supplies Limited (OMS) of London, England. OMS is a lens distribution company with broad distribution capabilities throughout the United Kingdom and Continental Europe. The acquisition of OMS will significantly expand the distribution and sales capabilities of BMC's optical products division, Vision-Ease Lens, throughout Europe.

Ray Rogers, Vision-Ease's President and General Manager, stated, "OMS has an excellent reputation for product quality, service and reliability. We are extremely excited about the ability to expand Vision-Ease's distribution into Europe. This acquisition will greatly enhance our goal of providing the complete line of Vision-Ease Lens high quality ophthalmic lenses to the European marketplace."

Philip Nossel, former Managing Director of OMS, will assume the same title and management responsibilities at the newly acquired company, which will operate under the name Vision-Ease Europe.

BMC Industries, Inc. is one of the world's largest manufacturers of aperture masks for color picture tubes used in televisions and computer monitors. Through Vision-Ease, the Company is also a leading producer of polycarbonate, glass and plastic eyewear lenses. The common stock of the Company is traded on the New York Stock Exchange under the symbol "BMC".